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                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                     For the Month Ending February 28, 2006

Dear Interest Holder:

Enclosed is the report for the period of February 28, 2006 for Kenmar Global Trust. The net asset value of an interest as of February 28, 2006 was $96.04, a decrease of -2.66% from the January 31, 2006 value of $98.67. The calendar year-to-date return for Kenmar Global Trust was a decrease of -1.85% as of February 28, 2006.



                            STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)                                         $62,975.13
Change in Unrealized Gain/(Loss)                                   ($278,085.16)
Gain/(Loss) on Other Investments                                    ($12,978.19)
Brokerage Commission                                                ($37,744.99)
                                                                 ---------------
Total Trading Income                                               ($265,833.21)

Expenses
Audit Fees                                                            $4,636.36
Administrative and Legal Fees                                         $5,132.47
Management Fees                                                      $50,261.36
Offering Fees                                                         $2,515.91
Incentive Fees                                                       ($9,473.34)
Other Expenses                                                            $0.00
                                                                 ---------------
Total Expenses                                                       $53,072.76

Interest Income                                                      $38,357.19

Net Income(Loss) from the Period                                   ($280,548.78)
                                                                  =============

              STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month                             $10,560,764.11
Addition                                                $0.00
Withdrawal                                     ($1,068,445.16)
Net Income/(Loss)                                ($280,548.78)
                                                --------------
Month End                                       $9,211,770.17

Month End NAV Per Unit                                 $96.04

Monthly Rate of Return                                 -2.66%
Year to Date Rate of Return                            -1.85%

For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (914)307-4000.

To the best of our knowledge and belief, the information above is accurate and complete:



/s/ Kenneth A. Shewer                                /s/ Marc S. Goodman
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President


             Preferred Investment Solutions Corp., Managing Owner of
                               Kenmar Global Trust

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Kenmar Global Trust (KGT) ended the month of February down -2.66%. Losses in currencies, interest rates and energies offset gains in stock indices. The Net Asset Value per unit of KGT was $96.04 as of February 28, 2006.

Allocation of Assets to Advisors

                February 1, 2006       March 1, 2006
                ----------------       -------------
Graham                 50%                  44%
Grinham*               0%                   0%
Transtrend             50%                  56%

US equity markets were truly mixed in February, similar to January's indecisive trading pattern. The final day of the month saw prices sharply lower but both the Dow Jones Industrial Average and S&P 500 managed small monthly gains. The Nasdaq, however, fell 1.1% with heavy month end sales of Google a feature of Nasdaq performance. Interest rate perceptions were a key factor in blunting rally attempts as the markets came to grips with the reality that the Federal Reserve might not be quite finished, and that two or three additional rate increase were in the cards. US markets were never really able to get on a consistent run during February, particularly when compared to most foreign bourses.

Despite some month end erosion, the key European markets extended their recent strong run that has attracted significant capital from the US and elsewhere. A steady stream of M&A activity, a major factor for months, remained a feature throughout Europe. February was not as strong as January but these markets have experienced major rallies and some consolidation was to be expected. A rate hike from the European Central Bank was well absorbed and for the most part earnings continue to come in at, or ahead of expectations. Technical indicators point to further gains in Europe. In Asia, the Nikkei put in another volatile trading month as the market anticipated the end of the Bank of Japan's long running "ultra easy" monetary policy.

During February Fed Chairman Alan Greenspan was replaced by Dr. Ben Bernanke in an apparently seamless transition. The month also featured a full inversion of the yield curve, a process that was initiated at the end of January. In addition, perceptions of Federal Reserve policy also took a bit of shift as the month progressed. It became apparent that ideas circulating in December and January that the Fed was near the conclusion of the rate hike cycle were premature. By the end of February, the consensus was that there would likely be at least three additional increases, and possibly more.

After losing about 3 cents to the euro in January, the US dollar staged a modest rebound in what proved to be a choppy trading month. Interest rate differentials, which have been supportive of the dollar for some time, were a factor. The Japanese yen showed a weaker tone in February mainly due to ideas of higher US rates. Pound sterling finished February a bit lower as the UK economy struggles, although the data has shown slight progress. The Bank of England has not changed rates since cutting them by 25 points last August, and no additional moves seem imminent. The Canadian dollar extended its recent strong run as it rose to a 14-year high.

The energy sector was by far the most active area within the commodity markets and volatility remained at elevated levels. After experiencing extremely warm weather in January, temperatures in February proved more seasonal but there was still no extended period of frigid weather and it looks as if the winter will end without a major cold spell. Geopolitical concerns and "headline risk" were somewhat less intense than in January but they still lurk in the background as a key factor and served to limit the downside. In the metals, gold prices declined in February. Coffee prices fell in February and cocoa ended the month slightly higher with the Ivory Coast as a key influence. Latest reports indicate that interim Prime Minister Charles Banny has arranged peace talks between the rebel leaders and the government. Of course, there have been numerous failed peace efforts since civil war broke out in 2002 and it remains to be seen if any real progress will be made.